UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42760

Yimutian Inc.

(Registrant’s Name)

6/F, Building B-6, Block A Zhongguancun

Dongsheng Technology Campus No. 66

Xixiaokou Road

Haidian District, Beijing 100192

The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Completion of Two Previously Disclosed Acquisitions

On September 10, 2026, Yimutian Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), together with its wholly-owned subsidiary, Beijing Yimutian Network Technology Co., Ltd. (“Beijing Yimutian”), completed the two previously disclosed acquisition transactions. The transactions were previously disclosed in the Company’s current reports on Form 6-K dated August 25, 2026 and September 15, 2026.

Qingdao Xingongguan Acquisition. The Company completed the acquisition of control over 100% of the equity interests in Qingdao Xingongguan Holiday Hotel Co., Ltd. (“Qingdao Xingongguan”) through a series of variable interest entity (“VIE”) agreements, pursuant to the Equity Purchase Agreement dated August 20, 2026, as amended by the Supplemental Agreement dated September 9, 2026 (the “Qingdao Xingongguan Acquisition”). The aggregate purchase price was US$5,800,000, and, on September 10, 2026, the Company issued an aggregate of 15,875,910,000 Class A ordinary shares to Ning Zhang and Kuili Zhang, equivalent to 2,645,985 American Depositary Shares (“ADSs”) of the Company, of which 14,288,319,000 Class A ordinary shares were issued to Ning Zhang and 1,587,591,000 Class A ordinary shares were issued to Kuili Zhang.

Zhaodong Guohe Asset Acquisition. The Company completed the acquisition of certain land, buildings, and equipment assets located in Zhaodong, Suihua, Heilongjiang Province, the PRC from Zhaodong Guohe Animal Husbandry Co., Ltd. (“Zhaodong Guohe”), pursuant to the Asset Purchase Agreement dated August 20, 2026, as amended by the Supplemental Agreement dated September 9, 2026 (the “Zhaodong Guohe Asset Acquisition”). The aggregate purchase price was US$21,161,390, and, on September 10, 2026, the Company issued an aggregate of 57,923,514,000 Class A ordinary shares to Zhaodong Guohe, equivalent to 9,653,919 ADSs of the Company.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements previously filed as exhibits to the Company’s current reports on Form 6-K dated August 25, 2026 and September 15, 2026, which are incorporated herein by reference.

Completion of First-Phase Qingdao Quanao Acquisition

On September 19, 2026, the Company, together with Beijing Yimutian, entered into an Equity Purchase Agreement (the “Qingdao Quanao Equity Purchase Agreement”) with Aoge (Beijing) Supply Chain Management Co., Ltd. (“Aoge”), Qingdao Quanao Management Consulting Enterprise (Limited Partnership) (“Quanao Management”) and Qingdao Quanao Supply Chain Technology Co., Ltd. (“Qingdao Quanao”), pursuant to which the Company, together with Beijing Yimutian, will purchase, in the first phase, 33.33% of the equity interest in Qingdao Quanao from Aoge for a total consideration of US$25,000,000, payable by the Company through the issuance of Class A ordinary shares of the Company to Aoge, it being understood that the total consideration for 100% of the equity interest in Qingdao Quanao is US$75,000,000. Following the first phase, the Company shall have the right (but not the obligation) to continue acquiring the remaining equity interests held by the sellers until the entire equity interest in Qingdao Quanao has been acquired.

On September 20, 2026, the Company completed the first-phase acquisition of 33.33% of the equity interest in Qingdao Quanao from Aoge pursuant to the Qingdao Quanao Equity Purchase Agreement (the “First-Phase Qingdao Quanao Acquisition”). On September 20, 2026, the Company issued an aggregate of 72,815,532,000 Class A ordinary shares to Aoge, equivalent to 12,135,922 ADSs of the Company, at an issue price of US$2.06 per ADS based on the arithmetic mean of the closing prices of the Company’s ADSs on Nasdaq for five consecutive trading days prior to September 19, 2026.

The foregoing descriptions of the Qingdao Quanao Equity Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the English translation of such agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

Issuance of Consideration Shares

As a result of the closing of the Qingdao Xingongguan Acquisition, the Zhaodong Guohe Asset Acquisition and the First-Phase Qingdao Quanao Acquisition, the Company issued an aggregate of 146,614,956,000 Class A ordinary shares, equivalent to a total of 24,435,826 ADSs of the Company. The consideration shares were issued in reliance upon Regulation S under the Securities Act of 1933, as amended. As of September 24, 2026, the Company had a total of 152,328,420,016 ordinary shares issued and outstanding, consisting of 151,985,646,856 Class A ordinary shares and 342,773,160 Class B ordinary shares.

EXHIBIT INDEX

Exhibit 10.1 — English Translation of the Equity Purchase Agreement, dated September 19, 2026, by and among Yimutian Inc., Beijing Yimutian Network Technology Co., Ltd., Aoge (Beijing) Supply Chain Management Co., Ltd., Qingdao Quanao Management Consulting Enterprise (Limited Partnership), and Qingdao Quanao Supply Chain Technology Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yimutian Inc.

By	/s/ Shijie Chen
Name:	Shijie Chen
Title:	Director and Chief Financial Officer

Date: September 24, 2026

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